PROSPECTUS

GEOGLOBAL RESOURCES INC.
COMMON STOCK

This prospectus relates to the resale from time to time by the holders of an aggregate of 8,860,800 shares of our common stock, including 5,680,000 shares that are issued and outstanding, 340,800 shares issuable on exercise of our outstanding compensation options and 2,840,000 shares that are issuable on exercise of common stock purchase warrants.  These securities were issued by us on June 21, 2007 in a transaction not subject to the registration requirements of the Securities Act of 1933, as amended, (the “Securities Act”).  We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus.  We will bear the entire expense incident to the registration of the shares.

Our common stock is traded on the American Stock Exchange under the symbol GGR.  On November 27, 2007, the closing sale price of our common stock on the American Stock Exchange was $3.13.

See “Risk Factors” on page 6 for information you should consider before buying shares of our common stock.

We expect that these shares of common stock may be sold or distributed from time to time by or for the account of the holders through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, including pledgees, at market prices prevailing at the time of sale or at prices otherwise negotiated.  The holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.  The registration of these shares for resale does not necessarily mean that the selling securityholders will sell any of their shares.  See “Plan of Distribution” beginning on page 18.

Neither The Securities And Exchange Commission Nor Any State Securities Commission Has Approved or Disapproved These Securities Or Determined That This Prospectus Is Truthful Or Complete.  Any Representation To The Contrary Is A Criminal Offense.

Prospectus dated December 3, 2007

TABLE OF CONTENTS

Prospectus Summary	4
Risk Factors	6
Risks Relating to Our Oil and Gas Activities Because We Are In the Early Stage of Developing Our Activities, There Are Considerable Risks That We Will Be Unsuccessful	6
Our Interest In the Production Sharing Contracts Involve Highly Speculative Exploration Opportunities That Involve Material Risks That We Will Be Unsuccessful	6
GSPC Is Seeking A Payment From Us In The Amount Of Approximately $45.4 Million On Account of GSPC’s Exploration Costs On The KG Offshore Block.	7
Possible Inability of Contracting Parties to Fulfill Phase One of the Minimum Work Programs forCertain Of Our PSCs	7
Because Our Activities Have Only Recently Commenced And We Have No Operating History And Reserves of Oil and Gas, We Anticipate Future Losses; There Is No Assurance of Our Profitability	8
We Expect to Have Substantial Requirements For Additional Capital That May Be Unavailable To Us Which Could Limit Our Ability To Participate In Our Existing And Additional Ventures Or Pursue Other Opportunities. Our Available Capital is Limited	9
India’s Regulatory Regime May Increase Our Risks And Expenses Of Doing Business	9
Our Control by Directors and Executive Officers May Result In Those Persons Having Interests Divergent From Our Other Stockholders	10
Our Reliance On A Limited Number Of Key Management Personnel Imposes Risks On Us That We Will Have Insufficient Management Personnel Available If The Services Of Any Of Them Are Unavailable	10
Our Success Is Largely Dependent On The Success Of The Operators Of The Ventures In Which We Participate And Their Failure Or Inability To Properly Or Successfully Operate The Oil And Gas Exploration, Development And Production Activities On An Exploration Block, Could Materially Adversely Affect Us	10
Certain Terms Of The Production Sharing Contracts May Create Additional Expenses And Risks That Could Adversely Affect Our Revenues And Profitability	11
The Requirements of Section 404 Of The Sarbanes-Oxley Act Of 2002 Require That We Undertake An Evaluation Of Our Internal Controls That May Identify Internal Control Weaknesses	12
Oil And Gas Prices Fluctuate Widely And Low Oil And Gas Prices Could Adversely Affect Our Financial Results	12
Our Ability To Locate And Participate In Additional Exploration Opportunities And To Manage Growth May Be Limited By Reason Of Our Limited History Of Operations And The Limited Size Of Our Staff	13

Our Future Performance Depends Upon Our Ability And The Ability Of The Ventures In Which We Participate To Find Or Acquire Oil And Gas Reserves That Are Economically Recoverable	13
Estimating Reserves And Future Net Revenues Involves Uncertainties And Oil And Gas Price Declines May Lead To Impairment Of Oil And Gas Assets	13
Risks Relating To The Market For Our Common Stock Volatility Of Our Stock Price	14
Cautionary Statement for Purposes Of The “Safe Harbor” Provisions Of The Private Securities Litigation Reform Act of 1995	14
Use Of Proceeds	15
Selling Securityholders	16
Plan of Distribution	18
Legal Matters	20
Experts	20
Where You Can Find More Information	20

You should rely only on the information included in or incorporated by reference into this prospectus.  We have not authorized anyone to provide you with information that is different.  This prospectus may only be used where it is legal to sell these shares.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information, financial statements and other data appearing elsewhere in this prospectus.  At various places in this prospectus, we may make reference to the “company” or “us” or “we.”  When we use those terms, unless the context otherwise requires, we mean GeoGlobal Resources Inc. and its wholly-owned subsidiaries.

GeoGlobal Resources Inc.

GeoGlobal Resources Inc. is engaged, through our subsidiaries and joint ventures in which we are a participant, in the exploration for and development of oil and natural gas reserves.  At present, these activities are being undertaken in locations where we and our joint venture participants have been granted exploration rights pursuant to production sharing contracts (“PSCs”) we have entered into with the Government of India ("GOI") under its New Exploration Licensing Policy (“NELP”) bidding processes.  As of November 28, 2007, we have entered into contracts with respect to ten of these exploration blocks as follows:

•
The first of our agreements, entered into in February 2003 under NELP-III, grants exploration rights in an area offshore eastern India in the Krishna Godavari Basin in the State of Andhra Pradesh.  We refer to this KG-OSN-2001/3 exploration block as the “KG Offshore Block” and we have a net 5% carried interest (“CI”) under this agreement.

•
We entered into two agreements which grant exploration rights in areas onshore in the Cambay Basin in the State of Gujarat in western India.  These agreements were entered into in February 2004 under NELP-IV and we have a 10% participating interest (“PI”) under each of these agreements.  We refer to the CB-ONN-2002/2 exploration block as the “Mehsana Block” and the CB-ONN-2002/3 exploration block as the “Sanand/Miroli Block.”

•
Pursuant to an agreement entered into in April 2005, we purchased from Gujarat State Petroleum Corporation Limited (“GSPC”), a 20% PI in the agreement granting exploration rights granted under NELP-III to an onshore exploration block in the Cambay Basin in the State of Gujarat in western India.  We refer to this CB-ON/2 exploration block as the “Tarapur Block”.

•
In September 2005, we entered into agreements with respect to two areas under NELP-V.  One area is located onshore in the Cambay Basin located in the State of Gujarat south-east of our three existing Cambay blocks, in which we hold a 10% PI.  We refer to this CB-ONN-2003/2 exploration block as the “Ankleshwar Block”.  The second area is located onshore in the Deccan Syneclise Basin located in the northern portion of the State of Maharashtra in west-central India for which we hold a 100% PI interest and are the operator.  We refer to this DS-ONN-2003/1 exploration block as the “DS 03 Block”.

•
In March 2007, we signed agreements with respect to four additional locations awarded under NELP-VI.  One location is onshore in the Krishna Godavari Basin in the State of Andhra Pradesh adjacent to our KG Offshore Block in eastern India in which we hold a 10% PI.  We currently refer to this KG-ONN-2004/1 exploration block as the “KG Onshore Block”.  The second and third locations include two agreements onshore in north-west India in the Rajasthan Basin in the State of Rajasthan and we hold a 25% PI in each of these agreements.  We currently refer to the RJ-ONN-2004/2 exploration block as the “RJ Block 20” and the RJ-ONN-2004/3 exploration block as the “RJ Block 21”.  The fourth location is onshore in the Deccan Syneclise Basin in the State of Maharashtra adjacent to our DS 03 Block in west-central India in which we hold a 100% PI and are the operator.  We currently refer to this DS-ONN-2004/1 exploration block as the "DS 04 Block"

All of our exploration activities should be considered highly speculative.

The Offering

Offering of Common Stock by the Selling Securityholders 8,860,800

Shares to be outstanding after the offering of common stock and exercise of the (1)  75,386,556
Purchase Warrants and Compensation Options assuming all are exercised

(1)
Based on the number of shares of common stock issued and outstanding on September 30, 2007, inclusive of 340,800 shares issuable on exercise of compensation options issued in June 2007 and 2,840,000 shares issuable on exercise of common stock purchase warrants issued in June 2007.

Use of Proceeds
We will not realize any of the proceeds from the sale of the shares offered by the Selling Securityholders.  See “Use of Proceeds.”  Of the shares included in this prospectus, 2,840,000 are issuable on exercise of our outstanding common stock purchase warrants and 340,800 shares are issuable on exercise of compensation options issued in June 2007.  In the event all our outstanding common stock purchase warrants and compensation options are exercised, we will receive aggregate proceeds of $23,004,000 which will be added to our general corporate funds and used for working capital.  There can be no assurance those warrants or options will be exercised or the proceeds received.

Market Symbol (American Stock Exchange)	GGR

Risk Factors	Before investing in our common stock, you should carefully read and consider the information set forth in “Risk Factors” beginning on page 6 of this prospectus.

Our Offices	Our executive offices are located at 605 – 1st Street S.W., Suite #310, Calgary, Alberta, Canada T2P 3S9. Our telephone number is 403-777-9250.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk.  You should consider the following factors, in addition to the other information contained in this Prospectus and incorporated herein by reference, in evaluating our business and current and proposed activities before you purchase any shares of our common stock.  You should also read the "Cautionary Statement for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995" regarding risks and uncertainties relating to us and to forward-looking statements in this Prospectus.

There can be no assurance that the exploratory drilling to be conducted on the exploration blocks in which we hold an interest will result in any discovery of reserves of hydrocarbons or that any hydrocarbons that are discovered will be in commercially recoverable quantities.  In addition, the realization of any revenues from commercially recoverable hydrocarbons is dependent upon the ability to deliver, store and market any hydrocarbons that are discovered.  The presence of hydrocarbon reserves on contiguous properties is no assurance or necessary indication that hydrocarbons will be found in commercially marketable quantities on the exploration blocks in which we hold an interest.

Risks Relating to Our Oil and Gas Activities
Because We Are In the Early Stage Of Developing Our Activities, There Are Considerable Risks That We Will Be Unsuccessful
We are in the early stage of developing our operations.  Our only activities in the oil and natural gas exploration and production industry have primarily involved entering into ten PSCs with the GOI.  We have realized no revenues from our oil and natural gas exploration and development activities and do not claim any proved reserves of oil or natural gas.

Our current plans are to conduct the exploration and development activities on the areas offshore and onshore India in accordance with the terms of the PSCs we are a party to.  There can be no assurance that the exploratory drilling to be conducted on the exploration blocks in which we hold an interest will result in any discovery of hydrocarbons or that any hydrocarbons that are discovered will be in commercially recoverable quantities.  In addition, the realization of any revenues from commercially recoverable hydrocarbons is dependent upon the ability to deliver, store and market any hydrocarbons that are discovered.  As of November 14, 2007, there are no or limited facilities for the delivery and storage of hydrocarbons on the areas covered by our PSCs.  The presence of hydrocarbon reserves on contiguous properties is no assurance or necessary indication that hydrocarbons will be found in commercially marketable quantities on the exploration blocks in which we hold an interest.  Our exploration opportunities are highly speculative and should any of these opportunities not result in the discovery of commercial quantities of oil and gas reserves, our investment in the venture could be lost.

Our business plans also include seeking to enter into additional joint ventures or other arrangements to acquire interests in additional government created and granted hydrocarbon exploration opportunities, primarily located onshore or in the offshore waters of India and possibly elsewhere.  Opportunities to acquire interests in exploration opportunities will be dependent upon our ability to identify, negotiate and enter into joint venture or other similar arrangements with respect to specific exploration opportunities and upon our ability to raise sufficient capital to fund our participation in those joint ventures or other exploration activities.  Our success will be dependent upon the success of the exploration activities of the ventures in which we acquire an interest and our ability to have adequate capital resources available at the times required.

Our Interest In The Production Sharing Contracts Involve Highly Speculative Exploration Opportunities That Involve Material Risks That We Will Be Unsuccessful
Our interests in the exploration blocks should be considered to be highly speculative exploration opportunities that involve material risks.  None of the exploration blocks in which we have an interest have any proven reserves and are not producing any quantities of oil or natural gas.  Exploratory drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered.  There can be no assurance that wells drilled on any of the exploration blocks in which we have an interest or by any venture in which we may acquire an interest in the future will be productive or that we will receive any return or recover all or any portion of our investment.  Drilling for oil and gas may involve unsuccessful or unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.  The cost of drilling, completing and operating wells is often uncertain. Drilling operations may be curtailed, delayed or cancelled as a result of numerous factors, many of which are beyond the operator’s control, including economic conditions, mechanical problems, extreme downhole pressures and temperatures, title problems, weather conditions, compliance with governmental requirements and shortages or delays of exploration, drilling, completion and other equipment and services.  Drilling activities on the exploration blocks in which we hold an interest may not be successful and, if unsuccessful, such failure may have a material adverse effect on our future results of operations and financial condition.

GSPC Is Seeking a Payment From Us In the Amount Of Approximately $45.4 Million On Account of GSPC’s Exploration Costs On the KG Offshore Block
Gujarat State Petroleum Corporation Ltd. (“GSPC”), the operator of the KG Offshore Block in which we have a net 5% carried interest, has advised us that it is seeking from us our pro rata portion of the amount by which the sums expended by GSPC under Phase I of the work program set forth in the PSC for the KG Offshore Block in carrying out exploration activities on the block exceeds the amount that GSPC deems to be our pro rata portion of a financial commitment under Phase I included in the parties’ joint bid for the award by the Government of India of the KG Offshore Block.

GSPC contends that this excess amount is not within the terms of the CIA.  GSPC asserts that we are required to pay 10% of the exploration expenses over and above US$59.23 million (including the net 5% interest of Roy Group (Mauritius) Inc.).

Based on the most recent amount provided by GSPC in a letter dated September 6, 2007, GSPC asserts that the amount payable is US$45.4 million as of July 31, 2007.   GeoGlobal disputes this assertion of GSPC.

We have advised GSPC that, under the terms of the CIA, the terms of which are also incorporated into the PSC and the Joint Operating Agreement dated August 7, 2003 between the parties, it has no right to seek the payment and that we believe the payment GSPC is seeking is in breach of the CIA.  We further reminded GSPC that we have fulfilled over the past five years our obligations under the CIA to provide extensive technical assistance without any further remuneration other than the carried interest, all in accordance with the terms of the CIA.  In furtherance of our position, we have obtained the opinion of prominent Indian legal counsel who has advised us that, among other things, under the terms of the agreements between the parties, and in particular the CIA, we are not liable to pay any amount to GSPC for either costs and expenses incurred or otherwise before reaching the stage of commercial production.

We continue to be of the view that, under the terms of the CIA, we have a carried interest in the exploration activities conducted by the parties on the KG Offshore Block for 100% of our share (including the share of Roy Group (Mauritius) Inc.) of costs during the exploration phase prior to the start date of initial commercial production on the KG Offshore Block.  To date, commercial production has not been achieved on the block.

We intend to vigorously protect our contractual rights in accordance with the dispute resolution process under the CIA, the PSC and the JOA as may be appropriate.  However, there can be no assurance that GSPC will not institute arbitration or other proceedings seeking to recover the sum or otherwise contend we are in breach of the PSC or that the effect of GSPC seeking payment of this sum may not hinder our capital raising and other activities.  We are currently having discussions with GSPC in an effort to reach an amicable resolution.

Possible Inability of Contracting Parties to Fulfill the Minimum Work Programs for Certain of Our PSCs
Our PSCs relating to our exploration blocks in India provide that by the end of the first phase of the exploration phases the contracting parties shall have drilled a certain number of wells or performed certain exploration activities.  The first phase of the exploration period relating to the PSC for the KG Offshore Block expired without the required minimum of at least fourteen exploration wells being drilled during the first phase.  The first phase of the exploration period of the PSC relating to the Mehsana Block also expired without the required minimum of seven wells having been drilled and the first phase of the exploration period of the PSC relating to the Sanand/Miroli Block expired without the required minimum of twelve wells having been drilled.  GSPC is the operator on the KG Offshore Block and the Sanand/Miroli Block and Jubilant Oil & Gas ("Jubilant") is the operator on the Mehsana Block.  The PSCs also have provisions for termination of the PSC on account of various reasons specified therein including material breach of the contract.  This failure to timely complete the minimum work commitment may be deemed to constitute such a breach.  Termination rights can be exercised after giving ninety days written notice.

The termination of a PSC by the GOI would result in the loss of our interest in the PSC other than contract areas of the PSC determined to encompass "commercial discoveries".  The PSC sets forth procedures whereby the operator can obtain the review of the Management Committee under the PSC as to whether a discovery on the exploration block should be declared a commercial discovery under the PSC.  Those procedures have not been completed at present with respect to the discovery on the KG Offshore Block and, accordingly, as of November 14, 2007, no areas on the KG Offshore Block have been determined formally to encompass "commercial discoveries" as that term is defined under the PSC.  Likewise, no areas of the Mehsana Block or the Sanand/Miroli Block have been determined to encompass commercial discoveries.

GSPC, as operator of the Tarapur Block, has submitted an application for an extension beyond Phase III of the PSC for an additional twelve months to complete an additional work program of drilling four wells under the GOI new extension policy.  The parties to the PSC have agreed to provide a 35% bank guarantee of US$3.1 million and a 30% cash payment of US$2.7 million for this additional work programme.  GOI consent to this application has not yet been approved or received.  GSPC has previously notified the GOI under the terms of the PSC of two discoveries of hydrocarbons in this block, the Tarapur 1 and Tarapur G.  Through September 30, 2007, we have incurred costs of approximately $6.0 million under the terms of our agreement with GSPC for our 20% PI share of exploration costs.  If the above request for an additional 12 months is not granted, the third and final phase of exploratory activities on the Tarapur Block will have expired on November 22, 2007.  The work commitment to drill one well to a depth of 3,000 meters or to the Deccan trap has been completed and, under the terms of the PSC, all areas not encompassing a commercial discovery after November 22, 2007 would be relinquished back to the GOI. These requests remain pending at November 28, 2007.

In the event a PSC is terminated by the GOI, or in the event the work program is not fulfilled by the end of the relevant exploration phase, the PSC provides that each party to the PSC is to pay to the GOI its participating interest share of an amount which is equal to the amount that would be required to complete the minimum work program for that phase.

With respect to the KG Offshore Block, we are of the view that GSPC, under the terms of our CIA, would be liable for our participating interest share of the amount required to complete the minimum work program for the phase.

Because Our Activities Have Only Recently Commenced And We Have No Operating History And Reserves Of Oil And Gas, We Anticipate Future Losses; There Is No Assurance Of Our Profitability
Our oil and natural gas operations have been only recently established and we have very limited operating history, no oil and gas reserves and limited assets upon which an evaluation of our business, our current business plans and our prospects can be based.  Our prospects must be considered in light of the risks, expenses and problems frequently encountered by all companies in their early stages of development and, in particular, those engaged in exploratory oil and gas activities.  Such risks include, without limitation:

•	We will experience failures to discover oil and gas in commercial quantities;

•	There are uncertainties as to the costs to be incurred in our exploratory drilling activities, cost overruns are possible and we may encounter mechanical difficulties and failures in completing wells;

•	There are uncertain costs inherent in drilling into unknown formations, such as over-pressured zones, high temperatures and tools lost in the hole; and

•	We may make changes in our drilling plans and locations as a result of prior exploratory drilling.

During the exploration phase prior to the start date of initial commercial production, we have a carried interest in the exploration activities on the KG Offshore Block.  Our interests in our other exploration blocks are participating interests which require us to pay our proportionate share of exploration, drilling and development expenses on these blocks substantially as those expenses are incurred.  Unexpected or additional costs can affect the commercial viability of producing oil and gas from a well and will affect the time when and amounts that we can expect to receive from any production from a well.  Because our carried costs of exploration and drilling on the KG Offshore Block are to be repaid in full to the operator, GSPC, before we are entitled to any share of production, additional exploration and development expenses will reduce and delay any share of production and revenues we will receive.

There can be no assurance that the ventures in which we are a participant will be successful in addressing these risks, and any failure to do so could have a material adverse effect on our prospects for the future.  Our operations were recently established, and as such, we have no substantial operating history to serve as the basis to predict our ability to further the development of our business plan.  Likewise, the outcome of our exploratory drilling activities, as well as our quarterly and annual operating results cannot be predicted. Consequently, we believe that period to period comparisons of our exploration, development, drilling and operating results will not necessarily be meaningful and should not be relied upon as an indication of our stage of development or future prospects.  In the future, operating or drilling results may fall below our expectations or the expectations of securities analysts and investors and that some of our drilling results will be unsuccessful and the wells abandoned.  In such event, the trading price of our common stock may be materially and adversely affected.

We Expect to Have Substantial Requirements For Additional Capital That May Be Unavailable To Us Which Could Limit Our Ability To Participate In Our Existing and Additional Ventures Or Pursue Other Opportunities.  Our Available Capital is Limited
In order to participate under the terms of our PSCs as well as in further joint venture arrangements leading to the possible grant of exploratory drilling opportunities, we will be required to contribute or have available to us material amounts of capital.  Under the terms of our CIA relating to the KG Offshore Block, after the start date of initial commercial production on the KG Offshore Block, and under the terms of the nine other PSCs we are parties to, we are required to bear our proportionate share of costs during the exploration phases of those agreements.  There can be no assurance that our currently available capital will be sufficient for these purposes or that any additional capital that is required will be available to us in the amounts and at the times required.  Such capital also may be required to secure bonds in connection with the grant of exploration rights, to conduct or participate in exploration activities or be engaged in drilling and completion activities.  We intend to seek the additional capital to meet our requirements from equity and debt offerings of our securities.  Our ability to access additional capital will depend in part on the success of the ventures in which we are a participant in locating reserves of oil and gas and developing producing wells on the exploration blocks, the results of our management in locating, negotiating and entering into joint venture or other arrangements on terms considered acceptable, as well as the status of the capital markets at the time such capital is sought.

There can be no assurance that capital will be available to us from any source or that, if available, it will be at prices or on terms acceptable to us.  Should we be unable to access the capital markets or should sufficient capital not be available, our activities could be delayed or reduced and, accordingly, any future exploration opportunities, revenues and operating activities may be adversely affected and could also result in our breach of the terms of a PSC which could result in the loss of our rights under the contract.

As of September 30, 2007, we had cash and cash equivalents of approximately $49.3 million.  We currently expect that our available cash will be sufficient to fund us through the budget periods ending March 31, 2008 and through the balance of 2008 at our present level of operations on the ten exploration blocks in which we are currently a participant including our newly acquired NELP-VI exploration blocks.  Although exploration activity budgets are subject to ongoing review and revision, our present estimate of our commitments of capital pursuant to the terms of our PSCs relating to our six exploration blocks, excluding our newly acquired NELP-VI exploration blocks, totals approximately $12.7 million during the period April 1, 2007 to March 31, 2008.  We anticipate total expenditures on the four newly acquired NELP-VI blocks for the first exploration phase which covers four years to be approximately $28 million.  Any further PSC's we may seek to enter into or any expanded scope of our operations or other transactions that we may enter into may require us to fund our participation or capital expenditures with amounts of capital not currently available to us.  We may be unsuccessful in raising the capital necessary to meet these capital requirements.  There can be no assurance that we will be able to raise the capital.

India’s Regulatory Regime May Increase Our Risks And Expenses In Doing Business
All phases of the oil and gas exploration, development and production activities in which we are participating are regulated in varying degrees by the Indian government, either directly or through one or more governmental entities.  The areas of government regulation include matters relating to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental protection and rig safety.  In addition, the award of a PSC is subject to GOI consent and matters relating to the implementation and conduct of operations under the PSC are subject, under certain circumstances, to GOI consent.  As a consequence, all future drilling and production programs and operations we undertake or are undertaken by the ventures in which we participate in India must be approved by the Indian government.  Shifts in political conditions in India could adversely affect our business in India and our ability to obtain requisite government approvals in a timely fashion or at all.  We, and our joint venture participants, must maintain satisfactory working relationships with the Indian government.  This regulatory environment and possible delays inherent in that environment may increase the risks associated with our exploration and production activities and increase our costs of doing business.

Our Control By Directors And Executive Officers May Result In Those Persons Having Interests Divergent From Our Other Stockholders
As of November 14, 2007, our Directors and executive officers and their respective affiliates, in the aggregate, beneficially hold 32,523,667 shares or approximately 45.0% of our outstanding Common Stock.  As a result, these stockholders possess significant influence over us, giving them the ability, among other things, to elect a majority of our Board of Directors and approve significant corporate transactions.  These persons will retain significant control over our present and future activities and our other stockholders and investors may be unable to meaningfully influence the course of our actions.  These persons may have interests regarding the future activities and transactions in which we engage which may diverge from the interests of our other stockholders.  Such share ownership and control may also have the effect of delaying or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us which could have a material adverse effect on the market price of our Common Stock.  Although management has no intention of engaging in such activities, there is also a risk that the existing management will be viewed as pursuing an agenda which is beneficial to themselves at the expense of other stockholders.

Our Reliance On A Limited Number Of Key Management Personnel Imposes Risks On Us That We Will Have Insufficient Management Personnel Available If The Services Of Any Of Them Are Unavailable
We are dependent upon the services of our President and Chief Executive Officer, Jean Paul Roy, and Executive Vice President and Chief Financial Officer, Allan J. Kent.  The loss of either of their services could have a material adverse effect upon us.  We currently do not have employment agreements with either of such persons or key man life insurance.  The services of Mr. Roy are provided pursuant to the terms of an agreement with a corporation wholly-owned by Mr. Roy.  We have no direct contractual agreement with Mr. Roy and, therefore, he is not directly obligated to provide services to us or refrain from engaging in other activities.  At present, Mr. Kent’s services are provided through an oral agreement with him.  There is no written agreement between us and Mr. Kent which obligates him to refrain from engaging in other activities.  .

At present, our future is substantially dependent upon the geological and geophysical capabilities of Mr. Roy to locate oil and gas exploration opportunities for us and the ventures in which we are a participant.  His inability to do the foregoing could materially adversely affect our future activities.  We entered into a three-year TSA with Roy Group Barbados, Inc. (“RBG”) dated August 29, 2003, a company owed 100% by Mr. Roy, to perform such geological and geophysical duties and exercise such powers related thereto as we may from time to time assign to it.  The expiration term of this contract has subsequently been extended to December 31, 2007.

Our Success Is Largely Dependent On The Success Of The Operators Of The Ventures In Which We Participate And Their Failure Or Inability To Properly Or Successfully Operate The Oil And Gas Exploration, Development And Production Activities On An Exploration Block, Could Materially Adversely Affect Us
At present, our only oil and gas interests are our contractual rights under the terms of the ten PSCs with the GOI that we have entered into.  We are not and will not be the operator of any of the exploration, drilling and production activities conducted on our exploration blocks, with the exception of the DS 03 Block and the DS 04 Block in which we hold a 100% interest and are the operators.  Accordingly, the realization of successes in the exploration of the blocks is substantially dependent upon the success of the operators in exploring for and developing reserves of oil and gas and their ability to market those reserves at prices that will yield a return to us.

Under the terms of our CIA for the KG Offshore Block, we have a carried interest in the exploration activities conducted by the parties on the KG Offshore Block prior to the start date of initial commercial production.  However, under the terms of that agreement, all of our proportionate share of capital costs for exploration and development activities must be repaid without interest over the projected production life or ten years, whichever is less.  Our proportionate share of these costs and expenses expected to be incurred over the 6.5 year term of the PSC for which our interest is carried was originally estimated to be approximately $22.0 million.  Additional drilling costs including the drilling to depths in excess of 5,000 meters, where higher downhole temperatures and pressures are encountered, versus shallower depths as originally anticipated, as well as the testing and completion costs of these wells, has resulted in additional costs exceeding originally estimated expenditures.  As a consequence of these additional drilling costs incurred, the annual budget for the period April 1, 2007 to March 31, 2008 submitted to the Management Committee under the PSC for the KG Offshore Block estimates that GSPC will expend approximately $50.4 million attributed to us (including the amount attributable to RGM) under the CIA over the period April 1, 2007 to March 31, 2008.  Further additional expenditures may be required for cost overruns and completions of commercially successful wells.  We are unable to estimate the amount of additional expenditures GSPC will make as operator attributable to us prior to the start date of initial commercial production under the CIA or when, if ever, any commercial production will commence.  Of these expenditures, 50% are for the account of Roy Group (Mauritius) Inc. under the terms of the Participating Interest Agreement between us and Roy Group (Mauritius) Inc.  We are not entitled to any share of production from the KG Offshore Block until such time as the expenditures attributed to us, including those expenditures made for the account of Roy Group (Mauritius) Inc., under the CIA, have been recovered by GSPC from future production revenue.  Therefore, we are unable to estimate when we may commence to receive distributions from any production of hydrocarbon reserves found on the KG Offshore Block.  As provided in the CIA, in addition to repaying our proportionate share of capital costs incurred for which we were carried, we will be required to bear our proportionate share of the expenditures attributable to us after the start date of initial commercial production on the KG Offshore Block.

Certain Terms Of The Production Sharing Contracts May Create Additional Expenses And Risks That Could Adversely Affect Our Revenues And Profitability
The PSCs contain certain terms that may affect the revenues of the joint venture participants to the agreements and create additional risks for us.  These terms include, possibly among others, the following:

•
The venture participants are required to complete certain minimum work programs during the two or three phases of the terms of the PSCs.  In the event the venture participants fail to fulfill any of these minimum work programs, the parties to the venture must pay to the GOI their proportionate share of the amount that would be required to complete the minimum work program.  Accordingly, we could be called upon to pay our proportionate share of the estimated costs of any incomplete work programs.

•
Until such time as the GOI attains self sufficiency in the production of crude oil and condensate and is able to meet its national demand, the parties to the venture are required to sell in the Indian domestic market their entitlement under the PSCs to crude oil and condensate produced from the exploration blocks.  In addition, the Indian domestic market has the first call on natural gas produced from the exploration blocks and the discovery and production of natural gas must be made in the context of the government’s policy of utilization of natural gas and take into account the objectives of the government to develop its resources in the most efficient manner and promote conservation measures.  Accordingly, this provision could interfere with our ability to realize the maximum price for our share of production of hydrocarbons;

•
The parties to each agreement that are not Indian companies, which includes us, are required to negotiate technical assistance agreements with the GOI or its nominee whereby such foreign company can render technical assistance and make available commercially available technical information of a proprietary nature for use in India by the government or its nominee, subject, among other things, to confidentiality restrictions.  Although not intended, this could increase each venture’s and our cost of operations; and

•
The parties to each venture are required to give preference, including the use of tender procedures, to the purchase and use of goods manufactured, produced or supplied in India provided that such goods are available on equal or better terms than imported goods, and to employ Indian subcontractors having the required skills insofar as their services are available on comparable standards and at competitive prices and terms.  Although not intended, this could increase the ventures and our cost of operations.

These provisions of the PSCs, possibly among others, may increase our costs of participating in the ventures and thereby affect our profitability.  Failure to fully comply with the terms of the PSCs creates additional risks for us.

The Requirements Of Section 404 Of The Sarbanes-Oxley Act Of 2002 Require That We Undertake An Evaluation Of Our Internal Controls That May Identify Internal Control Weaknesses
The Sarbanes-Oxley Act of 2002 imposes new duties on us and our executives, directors, attorneys and independent registered public accounting firm.  In order to comply with the Sarbanes-Oxley Act, we are evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls.  We have initiated the establishment of the procedures for performing the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.  We anticipate being able to fully implement the requirements relating to reporting on internal controls and all other aspects of Section 404 in a timely fashion.  If we are not able to implement the reporting requirements of Section 404 in a timely manner or with adequate compliance, our management and/or our auditors may not be able to render the required certification and/or attestation concerning the effectiveness of the internal controls over financial reporting, we may be subject to investigation and/or sanctions by regulatory authorities, such as the Securities and Exchange Commission or American Stock Exchange, and our reputation may be harmed.  Any such action could adversely affect our financial results and the market price of our common stock.

Oil And Gas Prices Fluctuate Widely And Low Oil And Gas Prices Could Adversely Affect Our Financial Results
There is no assurance that there will be any market for oil or gas produced from the exploration blocks in which we hold an interest and our ability to deliver the production from any wells may be constrained by the absence of or limitations on collector systems and pipelines.  Future price fluctuations could have a major impact on the future revenues from any oil and gas produced on these exploration blocks and thereby our revenue, and materially affect the return from and the financial viability of any reserves that are claimed.  Historically, oil and gas prices and markets have been volatile, and they are likely to continue to be volatile in the future.  A significant decrease in oil and gas prices could have a material adverse effect on our cash flow and profitability and would adversely affect our financial condition and the results of our operations.  In addition, because world oil prices are quoted in and trade on the basis of U.S. dollars, fluctuations in currency exchange rates that affect world oil prices could also affect our revenues.  Prices for oil and gas fluctuate in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control, including:

•	political conditions and civil unrest in oil producing regions, including the Middle East and elsewhere;
•	the domestic and foreign supply of oil and gas;
•	quotas imposed by the Organization of Petroleum Exporting Countries upon its members;
•	the level of consumer demand;
•	weather conditions;
•	domestic and foreign government regulations;
•	the price and availability of alternative fuels;
•	overall economic conditions; and
•	international political conditions.

In addition, various factors may adversely affect the ability to market oil and gas production from our exploration blocks, including:

•	the capacity and availability of oil and gas gathering systems and pipelines;
•	the ability to produce oil and gas in commercial quantities and to enhance and maintain production from existing wells and wells proposed to be drilled;
•	the proximity of future hydrocarbon discoveries to oil and gas transmission facilities and processing equipment (as well as the capacity of such facilities);
•
the effect of governmental regulation of production and transportation (including regulations relating to prices, taxes, royalties, land tenure, allowable production, importing and exporting of oil and condensate and matters associated with the protection of the environment);

•	the imposition of trade sanctions or embargoes by other countries;
•	the availability and frequency of delivery vessels;
•	changes in supply due to drilling by others;
•	the availability of drilling rigs and qualified personnel; and
•	changes in demand.

Our Ability To Locate And Participate In Additional Exploration Opportunities And To Manage Growth May Be Limited By Reason Of Our Limited History Of Operations And The Limited Size Of Our Staff
While our President and Executive Vice President have had extensive experience in the oil and gas exploration business, we have been engaged in limited activities in the oil and gas business over approximately the past four years and have a limited history of activities upon which you may base your evaluation of our performance.  As a result of our brief operating history and limited activities in oil and gas exploration activities, our success to date in entering into ventures to acquire interests in exploration blocks may not be indicative that we will be successful in entering into any further ventures.  There can be no assurance that we will be successful in growing our oil and gas exploration and development activities.

Any future significant growth in our oil and gas exploration and development activities will place demands on our executive officers, and any increased scope of our operations will present challenges to us due to our current limited management resources.  Our future performance will depend upon our management and its ability to locate and negotiate opportunities to participate in joint venture and other arrangements whereby we can participate in exploration opportunities.  There can be no assurance that we will be successful in these efforts.  Our inability to locate additional opportunities, to hire additional management and other personnel or to enhance our management systems could have a material adverse effect on our results of operations.

Our Future Performance Depends Upon Our Ability And The Ability Of The Ventures In Which We Participate To Find Or Acquire Oil And Gas Reserves That Are Economically Recoverable
Our success in developing our oil and gas exploration and development activities will be dependent upon establishing, through our participation with others in joint ventures and other similar activities, reserves of oil and gas and maintaining and possibly expanding the levels of those reserves.  We and the joint ventures in which we may participate may not be able to locate and thereafter replace reserves from exploration and development activities at acceptable costs. Lower prices of oil and gas may further limit the kinds of reserves that can be developed at an acceptable cost.  The business of exploring for, developing or acquiring reserves is capital intensive. We may not be able to make the necessary capital investment to enter into joint ventures or similar arrangements to maintain or expand our oil and gas reserves if capital is unavailable to us and the ventures in which we participate.  In addition, exploration and development activities involve numerous risks that may result in dry holes, the failure to produce oil and gas in commercial quantities, the inability to fully produce discovered reserves and the inability to enhance production from existing wells.

We expect that we will continually seek to identify and evaluate joint venture and other exploration opportunities for our participation as a joint venture participant or through some other arrangement.  Our ability to enter into additional exploration activities will be dependent to a large extent on our ability to negotiate arrangements with others and with various governments and governmental entities whereby we can be granted a participation in such ventures.  There can be no assurance that we will be able to locate and negotiate such arrangements, have sufficient capital to meet the costs involved in entering into such arrangements or that, once entered into, that such exploration activities will be successful. Successful acquisition of exploration opportunities can be expected to require, among other things, accurate assessments of potential recoverable reserves, future oil and gas prices, projected operating costs, potential environmental and other liabilities and other factors.  Such assessments are necessarily inexact, and as estimates, their accuracy is inherently uncertain.  We cannot assure you that we will successfully consummate any further exploration opportunities or joint venture or other arrangements leading to such opportunities.

Estimating Reserves And Future Net Revenues Involves Uncertainties And Oil And Gas Price Declines May Lead To Impairment Of Oil And Gas Assets
Currently, we do not claim any proved reserves of oil or natural gas.  Any reserve information that we may provide in the future will represent estimates based on reports prepared by independent petroleum engineers, as well as internally generated reports. Petroleum engineering is not an exact science.  Information relating to proved oil and gas reserves is based upon engineering estimates derived after analysis of information we furnish or furnished by the operator of the property.  Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, capital expenditures and workover and remedial costs, all of which may in fact vary considerably from actual results.  Oil and gas prices, which fluctuate over time, may also affect proved reserve estimates.  For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially.  Actual production, revenues and expenditures with respect to reserves we may claim will likely vary from estimates, and such variances may be material.  Either inaccuracies in estimates of proved undeveloped reserves or the inability to fund development could result in substantially reduced reserves.  In addition, the timing of receipt of estimated future net revenues from proved undeveloped reserves will be dependent upon the timing and implementation of drilling and development activities estimated by us for purposes of the reserve report.

Quantities of proved reserves are estimated based on economic conditions in existence in the period of assessment. Lower oil and gas prices may have the impact of shortening the economic lives on certain fields because it becomes uneconomic to produce all recoverable reserves on such fields, thus reducing proved property reserve estimates. If such revisions in the estimated quantities of proved reserves occur, it will have the effect of increasing the rates of depreciation, depletion and amortization on the affected properties, which would decrease earnings or result in losses through higher depreciation, depletion and amortization expense. The revisions may also be sufficient to trigger impairment losses on certain properties that would result in a further non-cash charge to earnings.

Risks Relating To The Market For Our Common Stock
Volatility Of Our Stock Price
The public market for our common stock has been characterized by significant price and volume fluctuations.  There can be no assurance that the market price of our common stock will not decline below its current or historic price ranges. The market price may bear no relationship to the prospects, stage of development, existence of oil and gas reserves, revenues, earnings, assets or potential of our company and may not be indicative of our future business performance. The trading price of our common stock could be subject to wide fluctuations.  Fluctuations in the price of oil and gas and related international political events can be expected to affect the price of our common stock.  In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies which fluctuations have been unrelated to the operating performance of these companies. These market fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of our company's common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such companies. Such litigation, if instituted, and irrespective of the outcome of such litigation, could result in substantial costs and a diversion of management's attention and resources and have a material adverse effect on our company's business, results of operations and financial condition.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

With the exception of historical matters, the matters discussed in this Prospectus are “forward-looking statements” as defined under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties.  Forward-looking statements made herein include, but are not limited to:
•	the statements in this Prospectus regarding our plans and objectives relating to our future operations,
•	plans and objectives regarding the exploration, development and production activities conducted on the exploration blocks in India in which we have interests,
•
plans regarding drilling activities intended to be conducted through the ventures in which we are a participant, the success of those drilling activities and our ability and the ability of the ventures to complete any wells on the exploration blocks, to develop reserves of hydrocarbons in commercially marketable quantities, to establish facilities for the collection, distribution and marketing of hydrocarbons, to produce oil and natural gas in commercial quantities and to realize revenues from the sales of those hydrocarbons,

•
our ability to maintain compliance with the terms and conditions of our PSCs, including the related work commitments, to obtain consents, waivers and extensions from the DGH or GOI as and when required, and our ability to fund those work commitments,

•	our plans and objectives to join with others or to directly seek to enter into or acquire interests in additional PSCs with the GOI and others,
•	our assumptions, plans and expectations regarding our future capital requirements,
•	our plans and intentions regarding our plans to raise additional capital,
•
the costs and expenses to be incurred in conducting exploration, well drilling, development and production activities and the adequacy of our capital to meet our requirements for our present and anticipated levels of activities are all forward-looking statements.

These statements appear, among other places, under the caption "Risk Factors".  If our plans fail to materialize, your investment will be in jeopardy.
•	We cannot assure you that our assumptions or our business plans and objectives discussed herein or incorporated herein by reference will prove to be accurate or be able to be attained.
•	We cannot assure you that any commercially recoverable quantities of hydrocarbon reserves will be discovered on the exploration blocks in which we have an interest.
•	Our ability to realize revenues cannot be assured. Our ability to successfully drill, test and complete producing wells cannot be assured.
•
We cannot assure you that we will have available to us the capital required to meet our plans and objectives at the times and in the amounts required or we will have available to us the amounts we are required to fund under the terms of the PSCs we are a party to.

•	We cannot assure you that we will be successful in joining any further ventures seeking to be granted PSCs by the GOI or that we will be successful in acquiring interests in existing ventures.
•
We cannot assure you that we will obtain all required consents, waivers and extensions from the DGH or GOI as and when required to maintain compliance with our PSCs , that we may not be adversely affected by any delays we may experience in receiving those consents, waivers and extensions, that we may not incur liabilities under the PSCs for our failure to maintain compliance with and timely complete the related work programs, or that GSPC may not be successful in its efforts to obtain payment from us on account of exploration costs it has expended on the KG Offshore Block for which it asserts we are liable or otherwise seek to hold us in breach of that PSC or commence arbitration proceedings against us.

•
We cannot assure you that the outcome of testing of one or more wells on the exploration blocks under our PSCs will be satisfactory and result in commercially-productive wells or that any further wells drilled will have commercially-successful results.

Our inability to meet our goals and objectives or the consequences to us from adverse developments in general economic or capital market conditions, events having international consequences, or military or terrorist activities could have a material adverse effect on us.  We caution you that various risk factors accompany those forward-looking statements and are described, among other places, under the caption "Risk Factors" herein.  They are also described in our Annual Reports on Form 10-KSB and Form 10-K, our Quarterly Reports on Form 10-QSB and 10-Q, and our Current Reports on Form 8-K.  These risk factors could cause our operating results, financial condition and ability to fulfill our plans to differ materially from those expressed in any forward-looking statements made in this Report and could adversely affect our financial condition and our ability to pursue our business strategy and plans.

USE OF PROCEEDS

This prospectus relates solely to the common stock being offered and sold for the account of the Selling Securityholders.  We will not receive any of the proceeds from the sale of the common stock being offered by the Selling Securityholders but will pay all of the expenses related to the registration of the securities.  We estimate that these expenses will be approximately $120,843.

Of the shares included in this prospectus, 3,180,800 are issuable on exercise of outstanding common stock purchase warrants and compensation options issued in June 2007.  In the event all such common stock purchase warrants and compensation options are exercised by the Selling Securityholders, we will receive aggregate proceeds of $23,004,000.  There can be no assurance those warrants or options will be exercised or the proceeds received.   If those securities are exercised, the proceeds will be added to our general corporate funds and used for working capital purposes.

SELLING SECURITYHOLDERS

The following table sets forth the aggregate numbers of securities beneficially owned by each Selling Securityholder as of September 30, 2007 and the aggregate number of securities registered hereby that each Selling Securityholder may offer and sell pursuant to this prospectus.  Because the Selling Securityholders may sell all or a portion of the securities at any time and from time to time after the date hereof, no estimate can be made of the number of shares of common stock that each Selling Securityholder may retain upon the completion of the offering.  The shares of common stock have been included in this prospectus pursuant to contractual rights granted to the Selling Securityholders to have their shares of common stock registered under the Securities Act.  The registration of these shares for resale does not necessarily mean that the Selling Securityholder will sell any of the shares.  Except as otherwise noted below, none of the Selling Securityholders has held any position or office, or has had any other material relationship with us or any of our affiliates within the past three years.

Information about other or additional Selling Securityholders will be set forth in prospectus supplements or post-effective amendments, as and if required.  Information about the Selling Securityholders may change from time to time.  Any changed information with respect to which we are given notice will be set forth in prospectus supplements.

Name of Selling Securityholder	Shares Beneficially Owned Prior to this Offering (3)	Shares Beneficially Owned Offered for Selling Securityholder Account (1)(2)	Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned After Offering
Penang Property Holdings Ltd. (4)	150,000	150,000	-0-	*
Richard Elder	45,000	45,000	-0-	*
Tony Cruz		150,000		*
Parkwood GP Inc. (5)	30,000	30,000	-0-	*
EAM Inc. (6)	30,000	30,000	-0-	*
GWL Canadian Resources Fund (7)	69,150	40,350	28,800	*
GWL Growth Equity Fund (7)	48,150	24,450	23,700	*
London Life Growth Equity Fund (7)	189,300	96,300	93,000	*
London Life Canadian Resources Fund (7)	36,900	25,350	11,550	*
AGF Canadian Resources Fund (7)	253,950	159,300	94,650	*
AGF Canadian Growth Equity Fund (7)	659,700	324,750	334,950	*
IG AGF Canadian Diversified Growth Class (7)	7,800	5,550	2,250	*
IG AGF Canadian Diversified Growth Fund (7)	145,050	73,950	71,100	*
Pinetree Resource Partnership (8)	337,500	225,000	112,500	*
Sheldon Inwentash	228,100	225,000	3,100	*
Laura Mary Bester	150,000	150,000	-0-	*
Stan Rozicki		7,500		*
Norman Shelson	37,000	7,500	29,500	*
Compagnia Financiere Des Isles S.A (4)	150,000	150,000	-0-	*
Centrum Bank AG (9)	150,000	150,000	-0-	*
Robert Pollock	127,860	27,000	100,860	*
Dynamic Power Hedge Fund (10)	3,868,385	1,844,639	2,023,756	2.7
Dynamic Power Emerging Markets Fund (10)	911,229	555,361	355,777	*
2035718 Ontario Inc. (11)	117,500	90,000	27,500	*
The Royal Trust Company SA (12)		75,000		*
John A. Pollock	74,000	45,000	29,000	*
Orion Capital Incorporated (13)	440,600	75,000	365,600	*
Sherrie Ann Pollock	4,000	3,000	1,000	*
Morris Tenaglia	50,000	30,000	20,000	*
John Bruce Kehl	23,000	6,000	17,000	*
John Campbell	105,000	105,000	-0-	*
Gregory R. Harris	199,500	37,500	162,000	*
Bowie Holdco Ltd. (14)	27,000	27,000	-0-	*
Sharon Regan	7,500	7,500	-0-	*
Felicia Ross		252,000		*
John Boreta	337,500	75,000	262,500	*
Garth Davis		75,000		*
Matthew Regan	7,500	7,500	-0-	*
Gustav Itzek	260,000	75,000	185,000	*
Thomas Flynn		7,500		*
Primary Capital Inc. (15)	170,400	170,400	-0-	*
Jones Gable & Company Limited (16)		170,400
The K2 Principal Fund LP (17)	300,000	300,000	-0-	*
*           Less than 1%

(1)
The securities were purchased from us in a transaction that was completed on June 21, 2007.  The securities were sold in units, each unit consisting of one share and one-half of a purchase warrant to purchase one share.  The number of shares includes the shares issuable on exercise of the warrants.

(2)
May include securities sold subsequent to March 31, 2004 through September 15, 2005 included in our prospectus dated June 14, 2004.  Selling Securityholders included in our prospectus dated June 14, 2004 who have sold all of their registered securities have been omitted from the table.

(3)	The number of shares includes the shares issuable on exercise of the warrants.
(4)   Valerie E. Huxley is the natural person who exercises voting and investment control over the shares.
(5) Dan Sternberg is the natural person who exercises voting and investment control over the shares.
(6)	Gregory Galanis is the natural person who exercises voting and investment control over the shares.
(7)	AGF Funds Inc advises that the following persons are the authorized signing officers and exercise voting and/or investment power over the shares:
Tom Nakamura, Idna Chistyakova, Coulter Wright, Alice Popescu, Ani Markova, James Sorbo, Terry Chong, Jamie Horvat and Caterina Prato.
(8)   Sheldon Inwentash is the natural person who exercises voting and investment control over the shares.
(9)   Centrum Bank AG advises that the following persons exercise voting and/or investment power over the shares:
Dr. Peter Marxer, Dr. Herbert Oberhuber, Dr. Peter Marxer, Jr., Urs Bolzern, Matthias Trösch, Dr. Eelco Fiole, Bruno Huwyler, Peter Mag. Metzler, Aribert Schurte, Rino Cantele, Leo Heeb, Hans-Peter Huber, Christian Kranz, Jürg Mühlethaler, Hermann Neusüss, Wilfried Ospelt, Manfred Bauer, Viktor Beck, Walter Farner, Krassimir Gueorguiev, Mario Konzett, Russell Pfeiffer, Markus Schlegel, Michael Barbist, Valerio Gutgsell, Heini Hefti, Martin Kratochwil, Markus Laber, Bernd Lauermann, Pasquale Marciello, Daniela Nicolussi, Brigitte Schlegel, Michael Schwenzig, Daniela Walser, Christof Berkmann, Tino Blöchliger, Daniel Böhi, Alessandro Dalla Favera, Manuela Gstöhl, Philipp Bubler, Rafael Guntli, Guntram Hernler, Oliver Huber, Daniel Kieber, Bettina Kind-Lehmann, Gerhard Röösli, Patricia Schönbächler, Sandra Schumacher, Daniel Steiner, Alexandra Sieber, Ursula Vögeli.
(10) Rohit Sehgal is the natural person who exercises voting and investment control over the shares.
(11) Richard King is the natural person who exercises voting and investment control over the shares.
(12) Fred Baker is the natural person who exercises voting and investment control over the shares.
(13) William Ballard and Morris Prychidny jointly exercise voting and investment control over the shares.
(14) Clare Bowie is the natural person who exercises voting and investment control over the shares.
(15)           Barry Gordon is the natural person who exercises voting and investment control over the shares.
(16)           John Gunther and Donald Ross are the natural persons who exercises voting and investment control over the shares.
(17) Shawn Kimel is the natural person who exercises voting and investment control over the shares.

In June 2007, Primary Capital Inc. and Jones Gable & Company Limited acted as agents for us in connection with a sale of our securities in a transaction not requiring registration under the Securities Act.  In addition to a fee of $1,704,000, the agents received an option to purchase up to an aggregate of 340,800 shares of our common stock at an exercise price of $5.00 per share through June 20, 2009.  In September 2005, Jones Gable & Company Limited also acted as agent for us in connection with a sale of our securities in a transaction not requiring registration under the Securities Act and received a fee of $1,268,436 and an option to purchase up to 195,144 units of our securities.  The option is exercisable at a price of $6.50 per unit and on exercise, Jones Gable & Company Limited will receive one share of Common Stock and one-half of one common stock purchase warrant.  Each whole common stock purchase warrant is exercisable at an exercise price of $9.00 per share through June 20, 2009, as such expiration date was extended in September 2007.

PLAN OF DISTRIBUTION

Following the time that the registration statement of which this prospectus is a part is declared effective under the Securities Act of 1933, the Selling Securityholders may sell or distribute some or all of the common stock from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve block transactions) or in privately negotiated transactions (including sales pursuant to pledges), or in a combination of such transactions.  Such transactions may be effected by the Selling Securityholders on the American Stock Exchange at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.  Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved.

Persons who are pledgees, donees, transferees, or other successors in interest of any of the named Selling Securityholders (including, but not limited to, persons who receive shares from a named Selling Securityholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus) may also use this prospectus and are included when we refer to Selling Securityholder in this prospectus.  If necessary, we would file a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Securityholders to include the pledgee, donee, transferee or other successors in interest as Selling Securityholders under this prospectus.  Selling Securityholders may sell the shares by one or more of the following methods, without limitation:

•
block trades (which may include cross trades) in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;
•	an exchange distribution or secondary distribution in accordance with the rules of any stock exchange or market on which the shares are listed;
•	ordinary brokerage transactions and transactions in which the broker solicits purchases;
•
an offering at other than a fixed price on or through the facilities of any stock exchange or market on which the shares are listed or to or through a market maker other than on that stock exchange or market;

•	privately negotiated transactions, directly or through agents;
•	short sales of shares and sales to cover short sales;
•	through the writing of options on the shares, whether the options are listed on an options exchange or otherwise;
•	through the distribution of the shares by any selling shareholder to its partners, members or shareholders;
•	one or more underwritten offerings;
•	agreements between a broker or dealer and one or more of the selling shareholders to sell a specified number of the securities at a stipulated price per share; and
•	any combination of any of these methods of sale or distribution, or any other method permitted by applicable law.

The Selling Securityholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.  Neither we nor the Selling Securityholders can presently estimate the amount of such compensation.  We do not know of any existing arrangements between the Selling Securityholders and any underwriter, broker, dealer or other agent relating to the sale or distribution of the Selling Securityholders’ Securities.  If necessary, we will file a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act to disclose any such arrangements made known to us by the Selling Securityholders.

Under applicable rules and regulations currently in effect under the Securities Exchange Act of 1934, as amended, any person engaged in a distribution of any of the shares of common stock may not simultaneously engage in market activities with respect to the common stock for a period of five business days prior to the commencement of such distribution.  In addition, and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M thereunder, which provisions may limit the timing of purchases and sales of any of the shares of common stock by the Selling Securityholders.  All of the foregoing may affect the marketability of the common stock.

We will pay substantially all the expenses incident to this offering of the common stock to the public other than commissions and discounts of underwriters, brokers, dealers or agents.  The Selling Securityholders may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the securities against certain liabilities, including liabilities arising under the Securities Act.  We estimate these expenses will total $120,843.

The Selling Securityholders may also sell shares under Rule 144 under the Securities Act if available, rather than under this prospectus.  Rule 144 is available for the sale of restricted securities after a period of twelve months has expired from the date the securities are purchased and fully paid for.  Under the tacking provisions of Rule 144, the twelve-month period will begin to run on the date the shares of common stock were purchased and fully paid for.  The holding period for the shares issued on exercise of the common stock purchase warrants and the compensation options begins on the date the consideration for the purchase is paid in full.  Rule 144 also imposes limitations on the amount of securities that can be sold and the manner of sale of the shares during the twelfth to twenty-fourth month period after the purchase of and payment in full for the securities.  The limitation on the amount of securities that can be sold limits a Selling Securityholder to selling, including sales of shares made during the preceding three months, an amount of shares not exceeding 1% of the shares outstanding.  This calculation is made without reflecting as outstanding shares issuable on conversion or exercise of outstanding debt securities, options or warrants.  The manner of sale provisions require that the shares be sold in brokers’ transactions and that the person making the sale not solicit or arrange for the solicitation of orders to purchase the securities in anticipation of or in connection with the sale or make any payment in connection with the offer or sale to any person other than the broker who executes the sale.

In order to be a broker’s transaction, the broker executing the sale can do nothing more than execute the order to sell as agent for the person selling the shares and receive no more than the customary commission.  In addition, the broker cannot solicit or arrange for the solicitation of orders to buy the shares or be aware of circumstances indicating that the sale is a part of an unlawful distribution of the shares in violation of the registration requirements of the Securities Act.  A notice of sale on Form 144 is to be filed with the U.S. Securities and Exchange Commission at the time of making a Rule 144 sale.

After a period of twenty-four months has expired from the date the securities are purchased and fully paid for and provided the shares are intended to be sold by a person who is not an “affiliate” of ours, the shares can be resold without complying with the limitations on the amount of securities sold, the manner of sale provisions and the notice filing requirements of Rule 144 described above.  This would be characterized as a Rule 144(k) transaction.  Persons who are deemed to be “affiliates” of ours will continue to be required to comply with the provisions of Rule 144 described above in making re-sales of shares after the twenty-four month holding period.
The Securities and Exchange Commission adopted on November 15, 2007 amendments to Rule 144.  The effective date of the amendments is 60 days after the publication of the amendments in the US Federal Register which had not occurred as of November 19, 2007.  As described by the Commission in a press release dated November 15, 2007, the amendments:
•	shorten the holding period for restricted securities of reporting companies to six months;
•
substantially simplify Rule 144 compliance for non-affiliates by allowing non-affiliates of reporting companies to freely resell restricted securities after satisfying a six-month holding period (subject only to the Rule 144(c) public information requirement until the securities have been held for one year) and by allowing non-affiliates of non-reporting companies to freely resell restricted securities after satisfying a 12-month holding period;

•	for affiliates' sales, revise the manner of sale requirements for equity securities and eliminate them for debt securities and relax the volume limitations for debt securities;
•	for affiliates' sales, raise the thresholds that trigger Form 144 filing requirements from 500 shares or $10,000 to 5,000 shares or $50,000;
•	simplify and streamline the Preliminary Note to and other parts of Rule 144; and
•	codify certain staff interpretations relating to Rule 144.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby has been passed upon for us by William S. Clarke, P.A., Pennington, New Jersey.

EXPERTS

The consolidated financial statements of GeoGlobal Resources Inc. incorporated by reference in GeoGlobal's Annual Report (Form 10-KSB) for the year ended December 31, 2006 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file information with the American Stock Exchange.

The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, until the offering of securities by this prospectus is completed:

•	our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 filed with the SEC on April 17, 2007;
•	our amended Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2006 filed with the SEC on May 11, 2007;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the SEC on May 15, 2007;
•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the SEC on August 14, 2007;
•	our amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2007 filed with the SEC on September 12, 2007;
•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the SEC on November 14, 2007;
•	our definitive Schedule 14A proxy statement for the 2007 Annual Meeting of Stockholders filed with the SEC on May 16, 2007;
•	our Current Reports on Form 8-K filed with the SEC on: March 8, 2007, April 4, 2007, June 22, 2007, June 27, 2007, August 15, 2007 (as to Exhibit 10.15 only), and September 13, 2007; and
•	the description of our common stock contained in our registration statement on Form 8-A (File No.001-32158) filed with the SEC on April 27, 2004.

All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are incorporated by reference into this prospectus, unless otherwise stated in such document.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC's website or at the SEC offices referred to above. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

GeoGlobal Resources Inc.
605 – 1 Street S.W.,
Suite 310,
Calgary, Alberta    T2P 3S9
Attention: Investor Relations
+1 403-777-9250

Information contained on our website is not part of this prospectus. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus and, with respect to material incorporated herein by reference, the dates of such referenced material.